Exhibit 23.3

Grant Thornton Audit Pty Ltd
Level 22 Tower 5 Collins Square 727 Collins Street Melbourne VIC 3008 GPO Box 4736 Melbourne VIC 3001 T +61 3 8320 2222

Independent Auditor’s Report

To the Members of Radiopharm Theranostics Limited

Report on the audit of the financial report

Opinion

We have audited the financial report of Radiopharm Theranostics Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2026, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information, the consolidated entity disclosure statement and the directors’ declaration.

In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including:

a	giving a true and fair view of the Group’s financial position as at 30 June 2026 and of its performance for the year ended on that date; and

b	complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

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Material uncertainty related to going concern

We draw attention to Note 20a(iii) in the financial statements, which indicates that the Group incurred a total comprehensive loss of $56,329,054 during the year ended 30 June 2026, and as of that date, the Group’s cash outflows from operations were $52,782,838. As stated in Note 20a(iii), these events or conditions, along with other matters as set forth in Note 20a(iii), indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the Material uncertainty related to going concern section, we have determined the matters described below to be the key audit matters to be communicated in our report.

Key audit matter	How our audit addressed the key audit matter
Intangible assets – Note 6(a&b), Note 9(a)(i) and Note 20(d)

As at 30 June 2026 the Group held acquired licenses associated with the development and commercialisation of oncology products for diagnostic and therapeutic uses with a carrying value of $38 million.

Under AASB 136, management is required to assess at each reporting date whether indicators of impairment exist and, where such indicators are identified, determine the recoverable amount of the related assets. Impairment indicators were identified during the year which required management to determine the recoverable amount of the relevant intangible assets..

There is significant judgement involved in assessing whether impairment indicators exist, including consideration of internal and external factors.

This is a key audit matter due to the significance of the intangible assets to the financial position of the Group and the significant auditor judgement involved in assessing management’s impairment indicator analysis and subsequent impairment assessment.

Our procedures included:

●     Obtaining an understanding of management’s process for identifying indicators of impairment and determining the recoverable amount of intangible assets through inquiries of individuals across the organisation and inspection of relevant documentation;

●     Challenging management’s assessment of internal indicators of impairment for licenses by inquiring of managements experts, being the Chief Medical Officer (“CMO”) and Chief Executive Officer (“CEO”) to understand the status of each project;

●     Assessing the competence, capabilities and objectivity of management’s experts through consideration of their qualifications, experience and relationship with the Group;

●     Challenging management’s assessment of external impairment indicators with reference to results of recent trials, other market data or publicly information available and press releases, corroborated through inquiries of management;

●     For assets where indicators were identified, evaluating management’s assessment that assets were fully impaired by examining approved budgets and business plans and assessing whether any further development activities or expenditures were planned; and

●     Evaluating the disclosures against the requirements of Australian Accounting Standards.

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Lantheus – Revenue recognition – Note 2, Note 9(b)v and Note 20(n)

During the year the Group recognised revenue of $2,767,888 arising from its strategic development services agreement with Lantheus which was entered into during the year ended 30 June 2025.

In accordance with AASB 15 Revenue from Contracts with Customers, management is required to determine the appropriate performance obligations and measure progress toward satisfaction of those obligations, which requires significant judgement.

This is a key audit matter due to the complexity of the revenue recognition, specifically the measurement of progress towards completion of the performance obligations and the auditor judgement involved in assessing management’s determination of the timing of revenue recognition.

Our procedures included:

●     For contracts recognised over time, evaluating management’s measurement of progress toward completion by recalculating the percentage of completion, testing costs incurred to date and forecast costs to complete with reference to the underlying contractual terms and other supporting evidence, and assessing the assumptions and judgements used in those forecasts;

●     Considering the results of historical cost forecasts against actual costs incurred to assess the reliability of management’s forecasting process;

●     Assessing the nature of employees’ roles and their time spent in relation to the Lantheus project through inspection of supporting project documentation and time records, corroborated through inquiry of the Project Manager and relevant project personnel;

●     For revenue recognised based on the achievement of milestones, verifying the achievement of the relevant milestones to supporting documentation; and

●     Evaluating the disclosures against the requirements of Australian Accounting Standards.

Information other than the financial report and auditor’s report thereon

The Directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended 30 June 2026 but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the financial report

The Directors of the Company are responsible for the preparation of:

a	the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 (other than the consolidated entity disclosure statement); and

b	the consolidated entity disclosure statement that is true and correct in accordance with the Corporations Act 2001, and for such internal control as the directors determine is necessary to enable the preparation of:

i	the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error; and

ii	the consolidated entity disclosure statement that is true and correct and is free of misstatement, whether due to fraud or error.

In preparing the financial report, the Directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

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Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/media/bwvjcgre/ar1_2024.pdf. This description forms part of our auditor’s report.

Report on the remuneration report

Opinion on the remuneration report

We have audited the Remuneration Report included in pages 55 to 64 of the Directors’ report for the year ended 30 June 2026.

In our opinion, the Remuneration Report of Radiopharm Theranostics Limited, for the year ended 30 June 2026 complies with section 300A of the Corporations Act 2001.

Responsibilities

The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

/s/ Grant Thornton Audit Pty Ltd
Grant Thornton Audit Pty Ltd
Chartered Accountants

/s/ T S Jackman
T S Jackman
Partner – Audit & Assurance
Melbourne, 30 September 2026

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